June 8, 2018

Mail Stop 4631

Via E-Mail
Mr. Michael Panosian
Chief Executive Officer
ToughBuilt Industries, Inc.
655 N. Central Ave., Suite 1700
Glendale, CA 91203

       Re:     ToughBuilt Industries, Inc.
               Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 14, 2018
               CIK No. 1668370

Dear Mr. Panosian:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Dividend Policy, page 23

1. We note your response to comment 9 and we reissue our comment. Please revise this section to include the amount of common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, your common stock. See Item
       201(a)(2)(i) of Regulation S-K.

Business, page 33

2. We note your response to comment 18. Please revise your disclosure to include data regarding home improvement spending in 2017.
 Michael Panosian
ToughBuilt Industries, Inc.
June 8, 2018
Page 2

3. We note your response to comment 19. Please disclose the names of the retailers in
        Africa and the Middle East that carry your products.

Mobile Device Market, page 37

4. We note your response to comment 22 and we reissue our comment. Please file supplementally a copy of the IDG Research Services study you reference with the relevant portion highlighted. In this regard, we note that the document you filed as
        Appendix A appears to be an article posted on the internet.

Financial Statements, page F-1

General

5. Please amend your filing to update your financial statements pursuant to Rule 8-08 of
        Regulation S-X.

Item 16. Exhibits and Financial Statement Schedules

6.      Please file a legible copy of the Service Agreement filed as Exhibit
10.1.

        You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Jeanne Baker
(Staff Accountant) at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.


                                                             Sincerely,

                                                             /s/ Jay Ingram

                                                             Jay Ingram
                                                             Legal Branch Chief
                                                             Office of
Manufacturing and
                                                             Construction